 Exhibit 99.1

News Release

B2Gold Announces Positive Exploration Results from the Anaconda Area and the Fekola Deposit and an Update on the Fekola Mine Expansion

Vancouver, September 16, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces positive drill results from the Mamba zone which is located within the Anaconda area approximately 20 kilometres from the Fekola Mine, as well as positive infill drill results from the Fekola mineral resource area and step out results north of the Fekola resource.

Highlights include:

•	Extending the shallow, high-grade saprolite mineralized zone at Mamba by approximately 600 metres to more than one kilometre of strike length
•	Discovery of a new wide good grade sulphide zone directly beneath the Mamba saprolite zone. The sulphide zone is open down plunge to the south, indicating the potential for Fekola-type gold deposits
•	Successful infill drilling at the Fekola deposit completed, upgrade of the Inferred Mineral Resource (19%) to Indicated status by the fourth quarter of 2019
•	Step out drilling continues to extend the Fekola deposit further to the north, which remains open

Recent Exploration

Drilling in 2019 in Mali has been focused on increasing the Anaconda area saprolite resource, testing mineralized zones beneath the shallow saprolite zones, infill drilling the Inferred portion of the Fekola Mineral Resource to Indicated status and expanding the Fekola deposit further to the north. Based on positive drill results, in July, the Company increased the 2019 exploration budget in Mali by $3 million to $20.5 million.

Anaconda Area (see figure 1 “Mamba long section” below)

B2Gold has completed an 850-hole (24,863 metre) program of combined aircore, diamond and reverse circulation drilling at the Anaconda area, including on the Company’s increased land position. Drilling focused mainly on the Mamba zone, located one kilometre east of the Anaconda zone, where the Company previously announced an Inferred Mineral Resource estimate of 767,000 ounces of gold at 1.1 grams per tonne (“g/t”) in near-surface saprolite mineralization over 4.5 kilometres and up to 500 metres wide. The initial stage of the program has extended the strike length of known saprolite mineralized structures at Mamba by over 600 metres to over approximately one kilometre. Saprolite mineralization at the Adder zone, 1.2 kilometres to the west of the Mamba zone, remains open to the north. At Mamba, the newly discovered wide zone of sulphide mineralization is contiguous and continuous with the saprolite mineralization and remains open down plunge and to the south, indicating the potential to host Fekola-style sulphide gold deposits.

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Recent holes include BNR_010 (61 metres at 2.25 g/t gold from 30 metres) and BNR_005 (39 metres at 3.16 g/t gold from 77 metres), which intersected thick accumulations of good grade saprolite mineralization. Highlights from the sulphide-hosted mineralization include BND_001, which intersected 38.40 metres at 2.40 g/t gold from 72.70 metres directly down plunge from the high-grade saprolite mineralization and 13.95 metres at 2.20 g/t gold from 184.05 metres and hole BNR_002, which intersected 14 metres at 4.50 g/t gold from 109 metres.

These new intersections occur approximately 150 metres up plunge from previous sulphide intercepts on the Mamba zone, which include two holes on the same section: MSD_141(44.00 metres at 1.22 g/t gold from 80.00 metres and 46.20 metres at 1.76 g/t gold from 168.80 metres) and the undercutting hole, MSD_132 (23.22 metres at 1.31 g/t gold from 116.48 metres, 24.50 metres at 4.02 g/t gold from 218.50 metres and 22.80 metres at 1.04 g/t gold from 253.20 metres). The geometry of this good grade zone of mineralization is to be confirmed with additional drilling.

Highlights from drilling to date include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Domain
BNR_001	17	27	10	2.77	Saprolite
BNR_003	0	49	49	0.82	Saprolite
BNR_003	55	110	55	2.05	Saprolite
BNR_004	125	154	29	1.34	Saprolite
BNR_005	55	73	18	6.51	Saprolite
BNR_005	77	116	39	3.16	Saprolite
BNR_007	126	145	19	1.32	Saprolite
BNAC_183	0	38	38	2.14	Saprolite
BNR_010	30	91	61	2.25	Saprolite
BNR_012	95	97	2	23.14	Saprolite
BNR_014	48	58	10	3.97	Saprolite
BNR_015	22	44	22	1.77	Saprolite
BNR_016	94	120	26	1.10	Saprolite
BNAC_178	0	36	36	2.77	Saprolite
BNAC_175	0	11	11	4.04	Saprolite
BNR_016	120	156	36	0.88	Sulphide
BNR_015	103	126	23	1.06	Sulphide
BNR_002	109	123	14	4.50	Sulphide
BND_001	72.70	111.10	38.40	2.40	Sulphide
BND_001	184.05	198.00	13.95	2.20	Sulphide

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Sulphide composites are reported above 0.6 g/t gold cutoff; saprolite composites are reported above a 0.2 g/t gold cutoff.

Figure 1. Mamba Zone, Anaconda Area: Schematic Long Section (West-Facing)

Fekola Infill Program (see figure 2 “Fekola long section” below)

In October 2018, B2Gold reported an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 g/t gold for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold for a total of 1,370,000 ounces of gold (19%), for the Fekola Mine (see news release dated October 25, 2018). A significant portion of the 2019 drilling has been focused on upgrading the Inferred Mineral Resource estimate to Indicated status, with a total of 25,000 metres completed as of August 15, 2019.

Infill drill results to date support the results of the 2018 resource model, which had 19% Inferred Mineral Resources and 81% Indicated Mineral Resources. Furthermore, drill holes FKD_409 (4.03 g/t gold over 30.50 metres from 437.5 metres), FKD_413 (10.44 g/t gold over 19.8 metres from 495.2 metres) and FKD_415 (3.3 g/t gold over 38.2 metres from 467.5 metres) provide added confirmation that significant intervals of high-grade gold mineralization occur beyond the limits of the 2019 Preliminary Economic Assessment (“PEA”) pit shell (see news release dated May 13, 2019), within the deepest portions of the 2018 $1,400/ounce gold resource pit shell. Follow up drilling down plunge from this good grade mineralization has been completed and assays are pending from holes FKD_431 and FKD_432. Mineralization remains open to the north and down plunge. An updated resource model is scheduled for completion the fourth quarter of 2019.

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Highlights from the Fekola infill program include:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Pit Shell*
FKD_349	309.00	432.00	123.00	4.10	PEA
incl	349.40	431.00	81.60	4.89	PEA
FKD_347	286.00	337.00	51.00	2.58	PEA
incl	343.00	354.00	11.00	5.68	PEA
FKD_355	425.60	472.50	46.90	2.66	PEA
FKD_356	362.75	420.80	58.05	1.48	PEA
FKD_380	440.00	480.40	40.40	2.99	PEA
FKD_359	338.20	390.90	52.70	3.13	PEA
incl	369.90	390.90	21.00	5.91	PEA
FKD_379	423.70	471.00	47.30	2.02	PEA
FKD_381	409.20	463.20	54.00	2.10	PEA
FKD_396	368.75	435.00	66.25	2.15	PEA
FKD_369	277.90	322.50	44.60	1.37	PEA
FKD_375	259.50	326.00	66.50	1.64	PEA
FKD_385	359.00	405.00	46.00	2.14	PEA
FKD_386	333.20	381.00	47.80	1.93	PEA
FKD_409	433.00	480.00	47.00	2.89	1400
incl	437.50	468.00	30.50	4.03	1400
FKD_388	299.80	356.00	56.20	3.66	PEA
incl	300.60	341.30	40.70	4.52	PEA
FKD_391	334.60	378.20	43.60	1.97	PEA
FKD_413	464.00	523.20	59.20	3.94	1400
incl	495.20	515.00	19.80	10.44	1400
FKD_393	322.00	365.50	43.50	2.37	PEA
FKD_415	462.10	505.70	43.60	2.98	1400
incl	467.50	505.70	38.20	3.30	1400

Composites are reported above a 0.6 g/t gold cutoff. Included high-grade intervals are reported above a 1.0 g/t cutoff. *PEA denotes holes drilled within a pit shell optimized at $1,300/oz gold (see news release dated May 13, 2019). 1400 denotes holes drilled within $1,400/oz gold resource pit shell (see news release dated October 25, 2018).

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Figure 2. Fekola Deposit, Fekola Mine: Schematic Long Section (West-Facing)

Ongoing Exploration

Drilling is ongoing at Fekola, including a reconnaissance program on the Cardinal zone, less than one kilometre west of the Fekola Mine open pit. Drilling on the Anaconda area, to test the extension of the saprolite zones and further explore the sulphide mineralization below is scheduled to recommence in the fourth quarter of 2019. An additional 30,000 metres of drilling is planned for completion before year end and the Company expects to continue with an aggressive exploration program in 2020.

Fekola Mine Expansion Update

On March 26, 2019, B2Gold announced positive results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA reflected the significant increase in the Fekola Mineral Resource estimate announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous life-of-mine (“LoM”).

Highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030), projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019).

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The processing upgrade at the Fekola Mine will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers and additional leach capacity to support the higher throughput and increase operability. Critical path items include ball mill motors and the lime slaker, both of which the Company expects to be commissioned in the third quarter of 2020. In parallel with the expansion, B2Gold has initiated the detailed engineering and construction for the addition of a 30-megawatt solar power plant, which the Company expects will result in reduced operating costs and greenhouse gas emissions. Completion of the solar plant is scheduled for the third quarter of 2020. The current on-site power plant has sufficient capacity to support the expanded processing throughput, with or without the solar plant.

Construction will commence in October 2019 and is scheduled to be completed by the end of July 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and scheduled to be completed by October 2019.

Based on B2Gold’s current projections, gold production at the Fekola Mine in 2020 is projected to be approximately 600,000 ounces of gold, primarily due to the addition of a larger mining fleet at Fekola and the optimization of the mining sequence early in 2020, prior to completion of the mill expansion by September 2019, providing access to higher grade portions of the deposit earlier on in the sequence.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

In 2019, based on current assumptions, consolidated gold production is forecast to be between 935,000 and 975,000 ounces with cash operating costs projected to be between $520 and $560 per ounce and all-in sustaining costs projected to be between $835 and $875 per ounce.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali, and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine Lab. At each lab, samples are prepared and analyzed using 50-gram fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control (“QA/QC”) procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

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Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the information contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

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This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, costs, including projected cash operating costs and all-in sustaining costs, capital expenditures, budgets and growth, production estimates and guidance, including the Company’s projected gold production of between 935,000 and 975,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: mineralization in the upper portion of the Fekola North Extension zone being one continuous mineralized zone and the potential to increase the extent of Fekola mineralization; the potential to extend good grade mineralization much further north from the Fekola resource pit boundary; results indicating the deeper portion of the Fekola Northern Extension zone extending closer to surface and indicating continuity with mineralization from the deeper drilling results from the upper portion of the Fekola North Extension; the potential for additional large Fekola style deposits; the potential for highly prospective structures beneath the Anaconda and Mamba zones;; the conversion of inferred mineral resources to indicated mineral resources; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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